UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Corgentech Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21872P 10 5

(CUSIP Number)

W. Stephen Holmes III
InterWest Partners
2710 Sand Hill Road
Second Floor
Menlo Park, CA 94025
650-854-8585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Partners VIII, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,721,685

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,721,685

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,721,685

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.51%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Investors VIII, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 21,869

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 21,869

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Investors Q VIII, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 77,870

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 77,870

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 77,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.39%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Management Partners VIII, LLC (the General Partner of InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,821,424

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,821,424

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,424

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21872P105

1.	Name of Reporting Person: John C. Adler (a Venture Member of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 21

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 21

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,445

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Stephen C. Bowsher (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 186

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 186

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Harvey B. Cash (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 279

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 279

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Christopher B. Ehrlich (a Venture Member of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 37

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 37

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,461

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Philip Gianos and Carol Gianos, Trustee, The Gianos Revocable Trust UAD 3/22/99 (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 320

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 320

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: W. Scott Hedrick (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 96

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 96

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: W. Stephen Holmes III (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 78

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 78

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002 (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,283

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 5,283

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,826,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.04%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: H. Ronald Nash (a Venture Member of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 159

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 159

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Arnold Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00 (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 59,862

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 59,862

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,881,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.31%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Thomas L. Rosch (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 298

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 298

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821,722

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.01%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Michael B. Sweeney (a Managing Director of InterWest Management Partners VIII, LLC)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,617

		8.	Shared Voting Power: 2,821,424

		9.	Sole Dispositive Power: 12,617

		10.	Shared Dispositive Power: 2,821,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,834,041

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.07%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21872P105

1.	Name of Reporting Person: Matadoro Investments, LP (a limited partnership of which the Oronsky Living Trust dated 12/15/00 is a general partner)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 320

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 320

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.01%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 21872P105

1.	Name of Reporting Person: W. Scott Hedrick, Trustee, The Hedrick Childrens' Family Trust dated 12/16/92		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.01%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Venture Management Co PSRP fbo Philip T. Gianos (a profit-sharing entity of which Philip T. Gianos is the sole beneficiary)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.01%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Venture Management Co PSRP fbo W. Stephen Holmes III (a profit-sharing account of which W. Stephen Holmes III is the sole beneficiary)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 38

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 38

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.01%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21872P105

1.	Name of Reporting Person: InterWest Venture Management Co PSRP fbo Thomas L. Rosch (a profit-sharing account of which Thomas L. Rosch is the sole beneficiary)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 64

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 0.01%

14.	Type of Reporting Person (See Instructions): OO

     This Schedule is being filed by InterWest Partners VIII, LP and related entities and relates to an Agreement and Plan of Merger among Corgentech Inc., Element Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgentech (“Acquisition Sub”), AlgoRx Pharmaceuticals, Inc., a Delaware corporation (“AlgoRx”), and Joseph Marr, as representative for the AlgoRx stockholders, dated as of September 23, 2005 (the “Merger Agreement”) pursuant to which on December 15, 2005 Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech (the “Merger”). Each share of AlgoRx capital stock was converted into the right to receive shares of common stock of Corgentech.
Item 1. Security and Issuer
     The class of equity securities to which this statement relates is common stock, par value $0.001, of Corgentech Inc. (“Corgentech”). The principal executive offices of Corgentech are located at 650 Gateway Boulevard, South San Francisco, California 94080.
Item 2. Identity and Background
(a)	Name:

InterWest Partners VIII, LP (“IWP VIII”)
InterWest Investors VIII, LP (“II VIII”)
InterWest Investors Q VIII, LP (“IIQ VIII”)
InterWest Management Partners VIII, LLC (“IMP VIII”)
John C. Adler (“Adler”)
Stephen C. Bowsher (“Bowsher”)
Harvey B. Cash (“Cash”)
Christopher B. Ehrlich (“Ehrlich”)
Philip T. Gianos and Carol Gianos, Trustees, The Gianos Revocable Trust UAD 3/22/99 (“Gianos”)
W. Scott Hedrick (“Hedrick”)
W. Stephen Holmes III (“Holmes”)
Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002 (“Kliman”)
H. Ronald Nash (“Nash”)
Arnold L. Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00 (“Oronsky”)
Thomas L. Rosch (“Rosch”)
Michael B. Sweeney (“Sweeney”)
Matadoro Investments, LP (“Matadoro”)
W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust dated 12/16/92 (“Hedrick Trust”)
InterWest Venture Management Co PSRP fbo Philip T. Gianos (“Gianos PSRP”)
InterWest Venture Management Co PSRP fbo W. Stephen Holmes III (“Holmes PSRP”)
InterWest Venture Management Co PSRP fbo Thomas L. Rosch (“Rosch PSRP”)

(b)	Residence or business address:

2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)	IMP VIII is the general partner of IWP VIII, II VIII and IIQ VIII. InterWest Management Partners is a venture capital firm investing in emerging trends and technologies. Bowsher, Cash, Gianos, Hedrick, Holmes, Kliman, Oronsky, Rosch and Sweeney are Managing Directors of IMP VIII. Adler, Ehrlich and Nash are Venture Member of IMP VIII. Matadoro is a limited partnership, of which the Oronsky Living Trust dated 12/15/00 is a general partner. Hedrick Trust is a trust account for which W. Scott Hedrick is trustee. Gianos PSRP, Holmes PSRP and Rosch PSRP are profit sharing entities of which Philip T. Gianos, W. Stephen Holmes III and Thomas L. Rosch are sole beneficiaries.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

IWP VIII: California
II VIII: California
IIQ VIII: California
IMP VIII: California
Adler: United States
Bowsher: United States
Cash: United States
Ehrlich: United States
Gianos: United States
Hedrick: United States
Holmes: United States
Kliman: United States
Nash: United States
Oronsky: United States
Rosch: United States
Sweeney: United States
Matadoro: California
Hedrick Trust: California
Gianos PSRP: California
Holmes PSRP: California
Rosch PSRP: California

Item 3. Source and Amount of Funds or Other Consideration
     InterWest Partners VIII, LP and related entities previously purchased 1,635,805 shares of Corgentech capital stock from Corgentech prior to the effectiveness of a registration statement on Form S-1 (Registration No. 333-110923) on February 11, 2004, as reported on Schedule 13G, filed February 8, 2005 (the “Previously Purchased Corgentech Shares”). The source of the funds for the Previously Purchased Corgentech Shares was InterWest Partner VIII, LP’s working capital.
     InterWest Partners VIII, LP and related entities previously purchased 24,554,560 shares of AlgoRx capital stock from AlgoRx prior to the effectiveness of the Merger on December 15, 2005 (the “Previously Purchased AlgoRx Shares”). The source of the funds for the Previously Purchased AlgoRx Shares was InterWest Partner VIII, LP’s working capital.
     Pursuant to the Merger Agreement, on December 15, 2005 Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech. Each share of AlgoRx capital stock, including the Previously Purchased AlgoRx shares, was converted into the right to receive shares of common stock of Corgentech.
Item 4. Purpose of Transaction
     (a) — (j) The Merger Agreement provided for the acquisition by Corgentech of all of the outstanding capital stock of AlgoRx through a merger of Acquisition Sub with and into AlgoRx, as a result of which AlgoRx became a wholly-owned subsidiary of Corgentech.

     On the effective date of the merger, December 15, 2005, Corgentech effected a 1-for-4 reverse stock -split.
     Under the rules and regulations of The NASDAQ Stock Market Inc., the acquisition of AlgoRx by Corgentech was deemed to be a “reverse” merger. Therefore, Corgentech’s common stock, symbol “CGTK,” was de-listed from the NASDAQ National Market. Corgentech’s common stock was relisted on the NASDAQ National Market prior to the open of market on December 16, 2005 under the symbol “CGTKD” and will trade under such symbol for 20 days, after which it will return to the symbol “CGTK”. The shares acquired by InterWest Partners VIII, LP and related entities in the Merger were acquired solely for investment purposes.
     Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Corgentech or its subsidiaries, or other transactions which might have the effect of causing Corgentech’s common stock to cease to be listed on the NASDAQ National Market System or causing the common stock to become eligible for termination of registration under section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Corgentech from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D — see Exhibit 2.1.
Item 5. Interest in Securities of the Issuer
(a) — (b)

	IWP VIII	II VIII	IIQ VIII	IMP VIII (1)
Beneficial Ownership	2,721,685	21,869	77,870	2,821,424
Percentage of Class	13.51%	0.11%	0.39%	14.01%
Sole Voting Power	2,721,685	21,869	77,870	2,821,424
Shared Voting Power	0	0	0	0
Sole Dispositive Power	2,721,685	21,869	77,870	2,821,424
Shared Dispositive Power	0	0	0	0

	Adler (2)	Bowsher (2)	Cash (2)	Ehrlich (2)
Beneficial Ownership	2,821,445	2,821,610	2,821,703	2,821,461
Percentage of Class	14.01%	14.01%	14.01%	14.01%
Sole Voting Power	21	186	279	37
Shared Voting Power	2,821,424	2,821,424	2,821,424	2,821,424
Sole Dispositive Power	21	186	279	37
Shared Dispositive Power	2,821,424	2,821,424	2,821,424	2,821,424

	Gianos (2)	Hedrick (2)	Holmes (2)	Kliman (2)
Beneficial Ownership	2,821,744	2,821,520	2,821,502	2,826,707
Percentage of Class	14.01%	14.01%	14.01%	14.04%
Sole Voting Power	320	96	78	5,283
Shared Voting Power	2,821,424	2,821,424	2,821,424	2,821,424
Sole Dispositive Power	320	96	78	5,283
Shared Dispositive Power	2,821,424	2,821,424	2,821,424	2,821,424

							Matadoro
	Nash (2)	Oronsky (2)		Rosch (2)	Sweeney (2)		(2)
Beneficial Ownership	2,821,583	2,881,286	***	2,821,722	2,834,041	**	320
Percentage of Class	14.01%	14.31%		14.01%	14.26%		14.01%
Sole Voting Power	159	59,862		298	12,617	**	320
Shared Voting Power	2,821,424	2,821,424		2,821,424	2,821,424		0
Sole Dispositive Power	159	59,862		298	12,617	**	320
Shared Dispositive Power	2,821,424	2,821,424		2,821,424	2,821,424		0

	Hedrick Trust (2)	Gianos PSRP (2)	Holmes PSRP (2)	Rosch PSRP (2)
Beneficial Ownership	12	12	38	64
Percentage of Class	<.01%	<.01%	<.01%	<.01%
Sole Voting Power	12	12	38	64
Shared Voting Power	0	0	0	0
Sole Dispositive Power	12	12	38	64
Shared Dispositive Power	0	0	0	0

**	Sweeney includes 12,500 shares issuable to Sweeney pursuant to outstanding options exercisable within 60 days of December 15, 2005.

***	Oronsky includes 50,000 shares issuable to Oronsky pursuant to outstanding options exercisable within 60 days of December 15, 2005.

(1)	IMP VIII is the general partner of IWP VIII, II VIII and IIQ VIII.

(2)	Bowsher, Cash, Gianos, Hedrick, Holmes, Kliman, Oronsky, Rosch, and Sweeney are Managing Directors of IMP VIII. Adler, Ehrlich and Nash are Venture Members of IMP VIII. Matadoro is a limited partnership, of which the Oronsky Living Trust dated 12/15/00 is a general partner. Hedrick Trust is a trust account for which W. Scott Hedrick is trustee. Gianos PSRP, Holmes PSRP and Rosch PSRP are profit sharing entities of which Philip T. Gianos, W. Stephen Holmes III and Thomas L. Rosch are sole beneficiaries.
(c)	Gilbert Kliman purchased 5,000 shares of common stock on December 16, 2005.

Arnold Oronsky purchased 6,198 shares of common stock on December 15, 2005 and 3,600 shares of common stock on December 16, 2005.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Certain of Corgentech’s executive officers and stockholders, including InterWest Partners VIII, LP and related entities, have entered into lock-up agreements pursuant to which they agreed, in their respective capacities as stockholders of Corgentech, not to sell, transfer, hedge or perform similar transactions with respect to Corgentech’s common stock beneficially owned by them for 90 days following the consummation of the Merger, except in limited circumstances (the “Corgentech Lock-up Agreements”).

     Certain of AlgoRx’s directors, executive officers and stockholders, including InterWest Partners VIII, LP and related entities, have entered into lock-up agreements pursuant to which they agreed, as AlgoRx stockholders or designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan entitled to receive shares of Corgentech common stock pursuant to the Merger, not to sell, transfer, hedge or perform similar transactions with respect to Corgentech’s common stock beneficially owned by them for 90 days following the consummation of the Merger, except in limited circumstances (the “AlgoRx Lock-up Agreements”).
     Pursuant to the Merger Agreement, Corgentech entered into an Escrow Agreement with Mellon Investor Services and Joseph Marr, as representative of the AlgoRx stockholders, on December 15, 2005 (the “Escrow Agreement”), pursuant to which, at the effective time of the Merger, approximately 5% of the aggregate number of shares of Corgentech common stock issued pursuant to the Merger Agreement was placed in an escrow account. The shares were placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan (the “Escrow Accountholders”) pursuant to the Merger Agreement. The Escrow Accountholders will have voting rights with respect to their shares of Corgentech common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such Escrow Accountholders. Except in certain circumstances, six months after the effective time of the Merger, when the representations and warranties in the Merger Agreement have terminated, the exchange agent will follow the procedures in the Merger Agreement and Escrow Agreement to release the shares in the escrow account, unless Corgentech has delivered a claim for indemnification.
     The shares in Item 5(a) and 5(b) above include the proportionate interest of each entity in escrow shares deposited with the escrow agent according to the Escrow Agreement.
     In connection with the Merger and his election to the board of directors of Corgentech, Arnold L. Oronsky received options to purchase 12,500 shares of Corgentech common stock. Michael B. Sweeney currently holds options to purchase 12,500 shares of Corgentech common stock, exercisable within 60 days of December 15, 2005.
     The description contained in this Item 6 of the transactions contemplated by the Corgentech Lock-up Agreements, AlgoRx Lock-up Agreements and the Escrow Agreement is qualified in its entirety by reference to the full text of the form of Corgentech Lock-up Agreement, form of AlgoRx Lock-up Agreement and the Escrow Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibit 2.2, 2.3 and 2.4.
     Other than as described in this Schedule 13D (including pursuant to the Merger Agreement, Corgentech Lock-up Agreements, AlgoRx Lock-up Agreements and the Escrow Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Corgentech, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
2.1(1)	Agreement of Merger, dated as of September 23, 2005, by and among Corgentech Inc., Element Acquisition Corp., a wholly-owned subsidiary of Corgentech Inc., AlgoRx Pharmaceuticals, Inc. and Joseph Marr.
2.2	Form of Corgentech Lock-up Agreement.
2.3	Form of AlgoRx Lock-up Agreement.
2.4	Escrow Agreement, dated as of December 15, 2005, by and among Corgentech Inc., Mellon Investor Services and Joseph Marr.

(1)	Filed as Exhibit 2.1 to Corgentech Inc.’s Registration Statement on Form S-4, as amended (333-129177), originally filed with the Commission on October 21, 2005, and incorporated by reference herein.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2005

By:	/s/ John C. Adler*	INTERWEST PARTNERS VIII, LP

Name:	John C. Adler
		By:	InterWest Management Partners VIII, LLC
By:	/s/ Stephen C. Bowsher*		its General Partner

Name:	Stephen C. Bowsher
			By:	/s/ W. Stephen Holmes*

By:	/s/ Harvey B. Cash*			Managing Director

Name:	Harvey B. Cash
INTERWEST INVESTORS VIII, LP
By:	/s/ Christopher B. Ehrlich*

Name:	Christopher B. Ehrlich	By:	InterWest Management Partners VIII, LLC
its General Partner
By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, Trustee		By:	/s/ W. Stephen Holmes*

Managing Director
By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick
INTERWEST INVESTORS Q VIII, LP
By:	/s/ W. Stephen Holmes*

Name:	W. Stephen Holmes	By:	InterWest Management Partners VIII, LLC
its General Partner
By:	/s/ Gilbert H. Kliman*

Name:	Gilbert H. Kliman, Trustee		By:	/s/ W. Stephen Holmes*

Managing Director
By:	/s/ H. Ronald Nash*

Name:	H. Ronald Nash
INTERWEST MANAGEMENT PARTNERS VIII, LLC
By:	/s/ Arnold L. Oronsky, Trustee*

Name:	Arnold L. Oronsky	By:	/s/ W. Stephen Holmes*

Managing Director

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch

By:	/s/ Michael B. Sweeney*

Name:	Michael B. Sweeney

By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust, dated 12/16/92

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, InterWest Venture Management Co PSRP fbo Philip T. Gianos

By:	/s/ W. Stephen Holmes III*

Name:	W. Stephen Holmes III, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch, InterWest Venture Management Co PSRP fbo Thomas L. Rosch

By:	/s/ Arnold L. Oronsky*

Name:	Arnold L. Oronsky, trustee of the Oronsky Living Trust dated 12/15/00, General Partner of Matadoro Investments LP

*By:	/s/ Karen Wilson

Name:	Karen Wilson
Attorney-in-fact

EXHIBIT A
Joint Filing Statement
     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: December 27, 2005

By:	/s/ John C. Adler*	INTERWEST PARTNERS VIII, LP

Name:	John C. Adler
		By:	InterWest Management Partners VIII, LLC
By:	/s/ Stephen C. Bowsher*		its General Partner

Name:	Stephen C. Bowsher
			By:	/s/ W. Stephen Holmes*

By:	/s/ Harvey B. Cash*			Managing Director

Name:	Harvey B. Cash

INTERWEST INVESTORS VIII, LP
By:	/s/ Christopher B. Ehrlich*

Name:	Christopher B. Ehrlich	By:	InterWest Management Partners VIII, LLC
its General Partner
By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, Trustee		By:	/s/ W. Stephen Holmes*

Managing Director
By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick
INTERWEST INVESTORS Q VIII, LP
By:	/s/ W. Stephen Holmes*

Name:	W. Stephen Holmes	By:	InterWest Management Partners VIII, LLC
its General Partner
By:	/s/ Gilbert H. Kliman*

Name:	Gilbert H. Kliman, Trustee		By:	/s/ W. Stephen Holmes*

Managing Director
By:	/s/ H. Ronald Nash*

Name:	H. Ronald Nash
INTERWEST MANAGEMENT PARTNERS VIII, LLC
By:	/s/ Arnold L. Oronsky*

Name:	Arnold L. Oronsky, Trustee	By:	/s/ W. Stephen Holmes*

Managing Director

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch

By:	/s/ Michael B. Sweeney*

Name:	Michael B. Sweeney

By:	/s/ W. Scott Hedrick*

Name:	W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust, dated 12/16/92

By:	/s/ Philip T. Gianos*

Name:	Philip T. Gianos, InterWest Venture Management Co PSRP fbo Philip T. Gianos

By:	/s/ W. Stephen Holmes III*

Name:	W. Stephen Holmes III, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III

By:	/s/ Thomas L. Rosch*

Name:	Thomas L. Rosch, InterWest Venture Management Co PSRP fbo Thomas L. Rosch

By:	/s/ Arnold L. Oronsky*

Name:	Arnold L. Oronsky, trustee of the Oronsky Living Trust dated 12/15/00, General Partner of Matadoro Investments LP

*By:	/s/ Karen Wilson

Name:	Karen Wilson
Attorney-in-fact

Exhibit Index

Exhibit No.	Description
2.1(1)	Agreement of Merger, dated as of September 23, 2005, by and among Corgentech Inc., Element Acquisition Corp., a wholly-owned subsidiary of Corgentech Inc., AlgoRx Pharmaceuticals, Inc. and Joseph Marr.
2.2	Form of Corgentech Lock-up Agreement.
2.3	Form of AlgoRx Lock-up Agreement.
2.4	Escrow Agreement, dated as of December 15, 2005, by and among Corgentech Inc., Mellon Investor Services and Joseph Marr.

(1)	Filed as Exhibit 2.1 to Corgentech Inc.’s Registration Statement on Form S-4, as amended (333-129177), originally filed with the Commission on October 21, 2005, and incorporated by reference herein.